October 19, 2007


VIA EDGAR
VIA FACSIMILE
(202) 772-9283
AND CERTIFIED MAIL

Ms. Christine DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549-4720

                                         RE:  Armstrong Associates, Inc.
                                              File# 811-01548

Dear Ms. DiAngelo:

Responding to your verbal comments of September 26, 2007 concerning the N-CSR, N-SAR and N-Q filings of Armstrong Associates, Inc. (the Fund), I offer the following:

1. You indicated that we are required to include Financial Highlights in our semi-annual Shareholder Reports, including figures for the six months covered by the report. We are happy to comply starting with our December 31, 2007 Shareholder Report. I would like to mention that it had been my understanding up to the time of your comment that the inclusion of the Financial Highlights in the Fund's semi-annual reports was only required under Rule 34b-1 if the semi-annual shareholder reports were used as sales literature. In the case of Armstrong, the semi-annual reports are not used as sales literature.

2. As you requested, in future filings of Armstrong's annual N-CSR an actual representation of the line charts used in our annual Shareholder Reports will be filed. Further, in connection with the line charts, in addition to the statement that has been included specifying that "past performance is not predictive of future performance," we will include a

Ms. Christine DiAngelo
Page 2
October 19, 2007


      statement to the effect that "the graph and table do not reflect the deduction of any taxes that a shareholder might be required to pay on fund distributions or on the redemption of fund shares".

3. In future Shareholder Reports in the "Statement of Changes in Net Assets" distributions will not be simply aggregated but, also categorized as to the source, i.e., "net investment income," "net realized gains from investment transactions" and, if appropriate, "other sources".

4.    You had two comments concerning Item 4(e)(2) of the June 30, 2007 N-CSR.

      a. Concerning the first comment, we will add the wording that the items performed in Item 4(b) through (d) were pre-approved by the registrant's Audit Committee pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X.

      b. Your second comment concerned the percentage of the items performed in (b) through (d) that were pre-approved by the Registrant's Audit Committee pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X.

            We have apparently misinterpreted the language in the instructions for paragraph (c)(7)(ii). Having re-read the instructions, I have concluded that the appropriate answer is that 100% of the services provided by Armstrong's auditors, including services to Portfolios, Inc., Armstrong's investment advisor, have been pre-approved by the Fund's Audit Committee and will continue to be pre-approved in the future. That being the case, in the future we will state that 100% of the auditor's services, including those provided to the advisor, are pre-approved by the Fund's Audit Committee.

5. You commented that we needed to re-file the June 30, 2007 N-SAR to include the name of the auditor providing the report on Armstrong's Internal Control Letter. That re-filing was made on October 5, 2007. The auditors' name will be shown in future N-SAR filings.

Ms. Christine DiAngelo
Page 3
October 19, 2007


6.    You had two comments on Armstrong's Form N-Q.

      a. Your first comment was that we needed to indicate that the information provided is "unaudited." We will do so in future N-Q filings.

      b.    In your second comment, you indicated that in addition to specifying
            (1) the total aggregate tax cost (for Federal income tax purposes) of the Fund's portfolio investment securities, we need to also specify (2) the total unrealized appreciation of all securities that show a profit for tax purposes, (3) the total unrealized depreciation on all securities that show a loss for tax purposes and
            (4) the total net unrealized appreciation or deprecation of the portfolio securities. We will include this information in future filings.

7.    As requested, I am acknowledging the following:

      a. The Fund is responsible for the adequacy and accuracy of the disclosure in the filings; and

      b. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      c. the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you require any additional information.

                                                     Very truly yours,

                                                     /s/ C. K. Lawson

                                                     C. K. Lawson
                                                     President,
                                                     Armstrong Associates, Inc.

CKL/jh